[WFAM Logo]

URGENT NOTICE

Dear Valued Shareholder:

Your investment in the Wells Fargo International Value Fund is in urgent need of your assistance. The special meeting of shareholders of the Fund originally scheduled for March 10, 2021 has been adjourned to April 7, 2021 at 10 a.m. Pacific Time to give shareholders additional time to vote on the proposal.

We cannot hold the meeting without your vote. Your participation matters, and every vote counts. We will need to continue to contact shareholders until we obtain the minimum number of votes necessary.

Please help us to avoid the cost of additional follow-up messages by casting your vote today. It is critical that we receive your vote response so that we may proceed with the important business of the Fund.

Cast your proxy vote today by phone. Call (800) 207-3156, representatives are available to you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

The Board of Trustees of Wells Fargo Funds Trust believes that the proposal is in the best interests of shareholders and recommends that shareholders vote “FOR” the proposal. For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/WellsFargo/docs/InternationalValue.pdf.  Please read the proxy statement carefully because it contains important information.

Sincerely,

/s/ Andrew Owen

Andrew Owen

President

Wells Fargo Funds

PLEASE VOTE NOW USING ONE OF THE CONVENIENT METHODS BELOW.

  VOTE BY PHONE WITH A REPRESENTATIVE: You may cast your vote by telephone with a proxy representative by calling toll-free (800) 207-3156. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

  VOTE BY TOUCH-TONE PHONE: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

  VOTE ONLINE: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

  VOTE BY MAIL: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage prepaid return envelope provided.

Please vote now so that your vote response is received before the special shareholder meeting on April 7, 2021. By casting your vote now, your vote will be counted if the meeting is adjourned again to a later date.  Your prompt response is greatly appreciated.

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company. Neither Wells Fargo Funds Distributor nor Wells Fargo Funds Management holds fund shareholder accounts or assets. This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

[WFAM Logo]

URGENT NOTICE

Dear Valued Shareholder:

Your investment in the Wells Fargo International Value Fund is in urgent need of your assistance. The special meeting of shareholders of the Fund originally scheduled for March 10, 2021 has been adjourned to April 7, 2021 at 10 a.m. Pacific Time to give shareholders additional time to vote on the proposal.

We cannot hold the meeting without your vote. Your participation matters, and every vote counts. We will need to continue to contact shareholders until we obtain the minimum number of votes necessary.

Please help us to avoid the cost of additional follow-up messages by casting your vote today. It is critical that we receive your vote response so that we may proceed with the important business of the Fund.

Cast your proxy vote today by phone. Call (866) 416-0553, representatives are available to you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

The Board of Trustees of Wells Fargo Funds Trust believes that the proposal is in the best interests of shareholders and recommends that shareholders vote “FOR” the proposal. For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/WellsFargo/docs/InternationalValue.pdf.  Please read the proxy statement carefully because it contains important information.

Sincerely,

/s/ Andrew Owen

Andrew Owen

President

Wells Fargo Funds

PLEASE VOTE NOW USING ONE OF THE CONVENIENT METHODS BELOW.

  VOTE BY TOUCH-TONE PHONE: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

  VOTE ONLINE: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

  VOTE BY MAIL: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage prepaid return envelope provided.

Please vote now so that your vote response is received before the special shareholder meeting on April 7, 2021. By casting your vote now, your vote will be counted if the meeting is adjourned again to a later date. Your prompt response is greatly appreciated.

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company. Neither Wells Fargo Funds Distributor nor Wells Fargo Funds Management holds fund shareholder accounts or assets. This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan.

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE